Exhibit 99.1

Company Contact:	CCG Investor Relations Contact:
Mr. Rick Xiao, Vice President	Mr. Ed Job, Account Manager
Email: rick@qiaoxing.com	Email: ed.job@ccgir.com
Tel: +86-752-282-0268	Tel: +1-646-213-1914 (NY office)
Qiao Xing Universal Chairman Purchases an Additional
500,000 shares of XING in the Open Market
HUIZHOU, Guangdong, China, June 15, 2010 — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (the “Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced that Mr. Ruilin Wu, the Company’s Chairman and Chief Executive Officer, has purchased an additional 500,000 shares in the open market, pursuant to the share purchase plan announced June 9, 2010. So far, Mr. Wu has purchased an aggregated 1,000,000 shares under this plan.
“This announcement illustrates our confidence in the long-term growth of XING,” said Mr. Wu. “In addition to pursuing our resources driven growth strategies, we are also considering several options to unlock shareholder value.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is

/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 15, 2010.
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